Exhibit (b)(2)

                               SCUDDER FUND, INC.

         On February 8, 2000, the Board of Directors of Scudder Fund, Inc., a Maryland corporation (the "Corporation") adopted the following resolutions amending the By-Laws of the Corporation to read as follows:

                  RESOLVED, that the second paragraph of Article I, Section 6 of the Fund's By-Laws shall be amended to read as follows (additions are underlined, and deletions are [struckout]):
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                  Section 6. Voting. With respect to all Shares having voting
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                  rights (a) a stockholder may vote the Shares owned by him/her as of the record date determined pursuant to Section 3 of
                  Article V either in person or by proxy [executed in writing] by the stockholder or by his/her duly authorized attorney-in-fact, provided that no proxy shall be valid after eleven months from its date unless otherwise provided in the proxy and (b) in all elections for directors every stockholder shall have the right to vote, in person or by proxy, the Shares owned by him/her as of the record date determined pursuant to Section 3 of Article V, for as many persons as there are directors to be elected and for whose election he/she has a right to vote.

                  FURTHER RESOLVED, that Article I, Section 11 of the Fund's By-Laws shall be added and read as follows:

                  Section 11. Proxy Instructions Transmitted by Telephonic or
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                  Electronic Means. The placing of a Shareholder's name on a
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                  proxy pursuant to telephonic or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such Shareholder shall constitute the proxy of such Shareholder.